Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET SIGNS AGREEMENT WITH UNITED

HOUSTON, Feb. 17, 2010 - ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today announced that it signed an agreement with United Airlines covering 22 ERJ-145 aircraft for United Express service effective December 1, 2009. This signed agreement finalizes the previously announced successful bid by ExpressJet to replace flying done by other United Express partner carriers whose contracts have expired. An additional 10 ERJ-145 aircraft, sourced from our Corporate Aviation (charter) fleet, were added through an amendment to the agreement and will begin operating for United Express on May 1, 2010.

ExpressJet ended January 2010 with ten aircraft in operation for United Express. ExpressJet expects the following monthly fleet plan for United Express for the first-half of 2010.

Month	Aircraft Added	Total Operating as United Express
February	6	16
March	6	22
April	0	22
May	10	32
June	0	32

The agreement has an initial term of three years (expiring April 30, 2013) for 11 aircraft and two years (expiring April 30, 2012) for the remaining 11 aircraft, and will have a renewal option, at United's election, for additional periods up to a total term of five years.

From May 2010 through December 2010, ExpressJet will fly up to 10 additional aircraft for United Express in the current ExpressJet livery. United will have the option to renew the operation of these aircraft for up to four additional periods of not less than thirty days per renewal period. United must notify ExpressJet of its intention to renew for the initial renewal period no later than June 15th for the first six supplemental aircraft and August 15th for the remaining four additional aircraft. In an effort to provide United with increased flexibility, the amendment to the agreement allows United to extend the renewal deadline for each aircraft upon certain terms and conditions. If the renewal option is not exercised, the ten aircraft will be removed from service and placed into the Corporate Aviation (charter) operation as follows:

Renewal Date	Potential Aircraft Removed	Remaining Total Operating as United Express
October 15	3	29
November 15	3	26
December 15	4	22

- more -

ExpressJet expects that full-year block hours within its contract flying segment should increase between 10% and 15% as a result of this flying for United, and that run-rate expectations will be established during third quarter 2010 after all airplanes are in place and start-up costs, including paint, interior modifications and aircraft positioning, are complete. Future operating statistics will be categorized as contract for reporting purposes and revenues associated with United will be recorded as passenger revenues.

As part of the agreement, on February 17, 2010, ExpressJet issued a warrant to United for the purchase of 2.7 million shares of common stock with an exercise price of $0.01 per share of common stock.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 130 scheduled destinations in North America and the Caribbean with approximately 1,100 departures per day. Operations include a capacity purchase agreement for Continental and United as well as providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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